EXHIBIT 99.1

Himax Announces CMOS Image Sensor Shipments

TAINAN, Taiwan, March 11, 2009 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. ("Himax" or "Company") (Nasdaq:HIMX) today announced that in less than two years since the company established its CMOS image sensor team, it has launched 3-mega-pixel, 2-mega-pixel and VGA sensors and will soon commence small-scale commercial shipments to one of the world's leading cell phone camera module manufacturers. The Company expects the product segment to ramp in the second half of the year.

Himax's CMOS image sensor was developed under Himax Imaging, Inc., a wholly-owned subsidiary of Himax. Established from scratch in March 2007, Himax Imaging has grown into a team of 50 employees, with R&D in Irvine, California, and Jhubei, Taiwan and sales, marketing and technical support in Taiwan, Shanghai and Shenzhen. The team consists of highly experienced engineers specialized in sensor design, device physics, process integration, sensor characterization and image processing.

In less than two years since inception, possibly the shortest time in the industry, Himax Imaging has developed and launched CMOS image sensor products with pixel-size and product performance comparable to the world's leading players. Himax Imaging's proprietary UltraBright(tm) technology delivers superior signal-to-noise ratio (SNR) in low-light and video modes without decreasing frame rate or increasing power consumption. The ClearVision(tm) technology enhances the sensor's dynamic range that reveals more details in high-contrast scenes.

According to iSuppli, the market size of CMOS image sensor is expected to grow from $4.0 billion in 2008 to $6.2 billion in 2012 as the broad market demand for cameras with higher resolution, smaller form factor, lower power consumption and lower costs increases and fuels the need for CMOS image sensors. The image sensors are used in applications such as cell phones, digital still cameras, videoconferencing, surveillance, automotives and camcorders.

Jordan Wu, President and CEO of Himax, commented, "We believe the CMOS image sensor technology will be applied to numerous applications, many of which may be beyond today's imagination. We chose to start with cell phone and laptop camera applications because Himax has a strong customer base and complementary display product ingenuity, thanks to our leading position in LCD drivers and LCOS-based pico projector products. In 2009, which will be the first year of mass production in this new product line, our efforts will be primarily customer design-wins and broadening our product portfolio. We expect the CMOS image sensor product line to be one of the major growth engines for Himax in the long run."

About Himax Technologies, Inc.

Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as digital cameras, mobile gaming devices and car navigation displays. In addition, the Company is expanding its product offering to include LCD TV chipset solution, power management ICs, LCOS microdisplays and CMOS Image sensor. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ninbo, Foshan, Suzhou and Shenzhen, China; Yokohama, Japan; Anyangsi Kyungkido, South Korea; and Irvine California, USA.

Forward-Looking Statements:

Certain statements in this press release, including statements regarding the expected benefits, performance and capabilities of UltraBright(tm) technology, ClearVision(tm) technology, and CMOS image sensor products are forward-looking statements that are subject to risks and uncertainties. These risks and uncertainties, which could cause the forward-looking statements and UltraBright(tm) technology, ClearVision(tm) technology, and CMOS image sensor products' results to differ materially, include, without limitation: potential errors, design flaws or other problems with UltraBright(tm) technology, ClearVision(tm) technology, our ability to develop products with UltraBright(tm) technology, ClearVision(tm) technology that meet customer demands and generate acceptable margins; our ability to successfully complete commercial testing of products with UltraBright(tm) technology, ClearVision(tm) technology supporting end applications; our ability to adjust our operations in response to changes in demand for products with UltraBright(tm) technology, ClearVision(tm) technology or demand for new products with UltraBright(tm) technology, ClearVision(tm) technology requested by our customers, our ability to specify, develop or acquire, complete, introduce, market and transition to volume production products with UltraBright(tm) technology, ClearVision(tm) technology and technologies in a cost-effective, and our ability to timely manner, to timely and accurately predict market requirements and evolving industry standards and to identify opportunities in new markets, and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2007 filed with SEC on June 20, 2008, as amended. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTACT:  Himax Technologies, Inc.
          Max Chan, Chief Financial Officer
            +886-2-2370-3999 Ext. 22300
            max_chan@himax.com.tw
          Investor Relations
          Jessie Wang
            +886-2-2370-3999 Ext. 22618
            jessie_wang@himax.com.tw

          The Ruth Group
          In the U.S.
          Joseph Villalta
          +1-646-536-7003
          jvillalta@theruthgroup.com